UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.                )
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Kabushiki Kaisha CSK

(Name of Subject Company)
CSK Corporation

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
Sumisho Computer Systems Corporation

(Name of Person(s) Furnishing Form)
Common Stock; Class A Preferred Shares; Class B Preferred Shares;
Class E Preferred Shares

(Title of Class of Subject Securities)
N / A

(CUSIP Number of Class of Securities (if applicable))
Tatsuyasu Kumazaki
Director & Managing Executive Officer
CSK Corporation
CSK Aoyama Bldg., 2-26-1, Minami-Aoyama, Minato-ku,
Tokyo 107-0062, Japan
(Telephone +81-3-6438-3901)

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
March 10, 2011

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III — CONSENT TO SERVICE OF PROCESS
Exhibit Index
PART IV — SIGNATURES
EX-99.1
EX-99.2

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
(a)	See Exhibits 1 and 2.

(b)	Not applicable.
Item 2. Informational Legends
          Included in the documents attached hereto as Exhibits 1 and 2.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
(1)	Form F-X filed concurrently with the Commission on February 25, 2011.

(2)	Not applicable.

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Exhibit Index

Exhibit Number	Description
1	Notice Regarding Sumisho Computer Systems Corporation and CSK Corporation Entering into a Merger Agreement
2	Notice Regarding the Start of a Tender Offer of the Shares, etc. of CSK Corporation

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PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Tetsuya Fukunaga

(Signature)
Tetsuya Fukunaga
Chief Financial Officer
Sumisho Computer Systems Corporation.

(Name and Title)
February 25, 2011

(Date)

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